JPMorgan Chase Bank, N.A.

270 Park Avenue

New York, New York 10017

April 25, 2008

VIA EDGAR AND FACSIMILE

Todd Schiffman

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	JPMorgan Chase & Co.
Registration Statement on Form S-4, as amended
File No. 333-150208

Dear Mr. Schiffman:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, JPMorgan Chase & Co. (the “Registrant”) hereby requests acceleration of effectiveness of its Registration Statement on Form S-4 (File No. 333-150208), as amended, to April 25, 2008 at 5:00 p.m. Eastern Time, or as soon as possible thereafter.

In connection with the foregoing request for acceleration of effectiveness, the Registrant hereby acknowledges the following:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Todd Schiffman

April 25, 2008

Please contact Nicholas G. Demmo of Wachtell, Lipton, Rosen & Katz, counsel to JPMorgan Chase & Co., at (212) 403-1381 with any questions you may have concerning this request. In addition, please contact Mr. Demmo when this request for acceleration has been granted.

Very truly yours,

By:	/s/ Neila B. Radin, Esq.
Neila B. Radin, Esq.
Senior Vice President and Associate General
Counsel